

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 26, 2016

VIA E-mail
Mr. Daniel Spiegelman
Chief Financial Officer
Biomarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, CA 94901

      Re: **Biomarin Pharmaceuticals Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 29, 2016
                File No. 0-26727

Dear Mr. Spiegelman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance